SHOW KING HOLDINGS INC.

March 16, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 2054

Re:	Request to Withdraw Registration Statement on Form S-1 (File No. 333-202965 )

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Show King Holdings Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2015. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Sincerely,

Show King Holdings Inc.
By:/s/ Edwin Kwong
Edwin Kwong
President